Bradley C. Weber 650.752.3226 BWeber@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

June 13, 2016

VIA EDGAR

Amanda Ravitz

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc.

Dear Ms. Ravitz:

This letter is being submitted on behalf of TPI Composites, Inc. (the “Company”) to supplement the Company’s previous telephone conversations with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).

We have enclosed a copy of certain proposed revisions to the Company’s draft registration statement on Form S-1 reflecting changes made to Amendment No. 4 to the Registration Statement confidentially submitted to the Commission on April 8, 2016, as amended by Amendment No. 5 to the Registration Statement confidentially submitted to the Commission on May 23, 2016. These changes are attached hereto as Exhibit A and address certain accounting-related matters that we have been discussing with the Staff by telephone.

If you should have any questions concerning the enclosed materials, please contact me.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

BCW

Enclosure

Amanda Ravitz

June 13, 2016

cc:	William E. Siwek, TPI Composites, Inc. (w/o enclosures)
Steven Fishbach, Esq., TPI Composites, Inc. (w/o enclosures)
Ryan S. Sansom, Esq., Goodwin Procter LLP (w/o enclosures)
Jesse Nevarez, Esq., Goodwin Procter LLP (w/o enclosures)

EXHIBIT A

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the summary consolidated statements of operations data for the three months ended March 31, 2016 and 2015 and the consolidated balance sheet data as of March 31, 2016 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of a normal recurring nature, that are necessary for a fair presentation of the financial information set forth in those statements. We have derived the summary consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the full year or any other period. The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$176,110	$95,589	$585,852	$320,747	$215,054

Cost of sales	159,866	90,884	528,247	289,528	200,182
Startup and transition costs	3,306	4,154	15,860	16,567	6,607

Total cost of goods sold	163,172	95,038	544,107	306,095	206,789

Gross profit	12,938	551	41,745	14,652	8,265
General and administrative expenses	4,749	3,208	14,126	9,175	7,566

Income (loss) from operations	8,189	(2,657)	27,619	5,477	699

Other income (expense):
Interest income	21	59	161	186	155
Interest expense	(3,912)	(3,551)	(14,565)	(7,236)	(3,474)
Loss on extinguishment of debt	—	—	—	(2,946)	—
Realized gain (loss) on foreign currency remeasurement	(439)	163	(1,802)	(1,743)	(1,892)
Miscellaneous income	190	129	246	539	140

Total other expense	(4,140)	(3,200)	(15,960)	(11,200)	(5,071)

Income (loss) before income taxes	4,049	(5,857)	11,659	(5,723)	(4,372)
Income tax benefit (provision)	(2,303)	120	(3,977)	(925)	3,346

Net income (loss) before noncontrolling interest	1,746	(5,737)	7,682	(6,648)	(1,026)
Net loss attributable to noncontrolling interest(1)	—	—	—	—	2,305

Net income (loss)	1,746	(5,737)	7,682	(6,648)	1,279
Net income attributable to preferred shareholders(2)	2,437	2,356	9,423	13,930	14,149

Net loss attributable to common shareholders	$(691)	$(8,093)	$(1,741)	$(20,578)	$(12,870)

Weighted-average common shares outstanding, basic and diluted(3)	11,774	11,774	11,774	11,774	11,774

Net loss per common share, basic and diluted(3)	$(59)	$(687)	$(148)	$(1,748)	$(1,093)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)

Pro forma net loss per common share, basic and diluted (unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands, except per share data)
Other Financial Information:
Total billings(4)	$174,538	$117,090	$600,107	$362,749	$221,057
EBITDA(4)	$10,951	$36	$37,479	$8,768	$6,502
Adjusted EBITDA(4)	$11,390	$(127)	$39,281	$13,457	$8,430
Capital expenditures	$10,888	$10,605	$26,361	$18,924	$7,065
Total debt, net of debt issuance costs and discount	$131,163	$115,287	$129,346	$120,849	$36,562
Net debt(5)	$101,392	$98,070	$90,667	$87,547	$26,590
Other Operating Information:
Sets(6)	486	303	1,609	966	648
Estimated megawatts(7)	1,113	645	3,595	2,029	1,173
Total manufacturing line capacity(8)	32	30	32	30	16
Dedicated manufacturing lines(9)	38	29	34	29	16
Manufacturing lines in startup(10)	0	8	10	9	2
Manufacturing lines in transition(11)	3	4	11	8	2

(1)	We commenced operations in Turkey as a 75% owner in TPI Kompozit Kanat San. Ve Tic. A.S., or TPI Turkey, in 2012 and in 2013, we became the sole owner of TPI Turkey with the acquisition of the remaining 25% interest.

(2)	Represents the annual accrual of dividends on our convertible and senior redeemable preferred shares, the accretion to redemption amounts on our convertible preferred shares and warrant fair value adjustments.

(3)	Since all the periods are net losses, the weighted-average common shares outstanding are the same under the basic and diluted per share calculations.

(4)	See “Non-GAAP Financial Measures” below for more information.

(5)	Represents the total principal amount of debt outstanding less unrestricted cash and cash equivalents. See “Non-GAAP Financial Measures” below for more information.

(6)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(7)	Estimated megawatts of energy capacity to be generated by wind blade sets sold in the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(8)	Number of manufacturing lines our facilities can accommodate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(9)	Number of manufacturing lines dedicated to our customers under long-term supply agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information. Dedicated manufacturing lines may be greater than total manufacturing line capacity in instances where we have signed new supply agreements for manufacturing facilities that are under construction or have not yet been built.

(10)	Number of manufacturing lines in a startup phase during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(11)	Number of manufacturing lines that were being transitioned to a new wind blade model during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

	As of March 31, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$35,842	$	$
Total assets	358,462
Total debt, net of debt issuance costs and discount	131,163
Total liabilities	348,640
Total convertible and senior redeemable preferred shares and warrants	201,282
Total shareholders’ equity (deficit)	(191,460)

(1)	Reflects the automatic conversion or redemption of all outstanding shares of our convertible preferred stock into 58,639 shares of our common stock and a - for- stock split of shares of our common stock immediately prior to the closing of this offering, which will occur upon closing of this offering, as if the conversion had occurred and our amended and restated certificate of incorporation had become effective on March 31, 2016.

(2)	Gives effect to (i) the pro forma adjustments set forth in footnote 1 above, (ii) the sale and issuance by us of shares of our common stock in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the estimated offering price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the above table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash and cash equivalents, total assets and total shareholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the cash and cash equivalents, total assets and total shareholders’ equity (deficit) by $ million assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

In addition to providing results that are determined in accordance with GAAP, we have provided certain financial measures that are not in accordance with GAAP. Total billings, EBITDA, adjusted EBITDA and net debt are non-GAAP financial measures. We define total billings as the total amounts we have invoiced our customers for products and services for which we are entitled to payment under the terms of our long-term supply agreements or other contractual agreements. Under GAAP, we do not recognize revenue on our wind blade sales until the wind blades have been delivered to our customers. In many cases, customers request us to store their wind blades for a period of time after we have invoiced them. The revenues associated with these transactions are deferred and recognized upon delivery but we are contractually entitled to payment for those wind blades and, accordingly, invoice them when the blades are placed in storage.

We define EBITDA as net income (loss) plus interest expense (net of interest income), income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus any share-based compensation expense, plus or minus any realized gains or losses from foreign currency remeasurement plus any loss on extinguishment of debt. EBITDA and adjusted EBITDA are calculated differently from EBITDA as used in our Credit Facility (as defined below).

We define net debt as the total principal amount of debt outstanding less unrestricted cash and cash equivalents. The total principal amount of debt outstanding is comprised of the long-term debt and current maturities of long-term debt as presented in our consolidated balance sheets adjusting for any debt issuance costs and discount.

Our use of total billings, EBITDA, adjusted EBITDA and net debt have limitations, and you should not consider total billings, EBITDA, adjusted EBITDA or net debt in isolation from or as a substitute for measures such as net sales, net income (loss) or total debt, net of debt issuance costs and discount reported under GAAP. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used by Management to Measure Performance” for the related reconciliations of total billings, EBITDA, adjusted EBITDA and net debt.

Although we do not expect to incur an ownership change as a result of the transactions described in this offering, it is possible that the transactions described in this offering, when combined with past and future transactions, will cause us to undergo one or more ownership changes. As of December 31, 2015, we have U.S. federal NOLs of approximately $78.1 million, state NOLs of approximately $61.1 million, foreign NOLs of approximately $3.2 million and foreign tax credits of approximately $0.3 million available to offset future taxable income. At the end of 2008, we had an “ownership change” and the pre-ownership change NOLs existing at the date of change of $25.6 million are subject to an annual limitation of $4.3 million. As of December 31, 2015, the remaining pre-ownership change net operating losses of approximately $20.5 million are no longer limited. Certain of these NOLs may be at risk of limitation in the event of a future ownership change.

We have U.S. federal, U.S. state, and foreign NOLs. In general, NOLs in one country cannot be used to offset income in any other country and NOLs in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused NOLs in other jurisdictions. Also, each jurisdiction in which we operate may have its own limitations on our ability to utilize NOLs or tax credit carryovers generated in that jurisdiction. These limitations may increase our federal, state, and/or foreign income tax liability.

Our current credit facility with Highbridge Principal Strategies contains, and any future loan agreements we may enter into may contain, operating and financial covenants that may restrict our business and financing activities.

We have a $100.0 million credit facility with Highbridge Principal Strategies, LLC, or Highbridge, $74.4 million of which was outstanding as of March 31, 2016. This credit facility is secured by substantially all of our assets. In addition, from time to time, we enter into various loan, working capital and accounts receivable financing facilities to finance the construction and ongoing operations of our advanced manufacturing facilities and other capital expenditures. Our Highbridge credit facility contains various financial covenants and restrictions on our and our operating subsidiaries’ excess cash flows and ability to make capital expenditures, incur additional indebtedness and pay dividends or make distributions on, or repurchase, our stock. The operating and financial restrictions and covenants of our Highbridge credit facility, as well as our other existing and any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to maintain appropriate minimum EBITDA (as defined in the Credit Facility which is defined below), leverage ratio and fixed charge coverage ratio requirements in the future. A breach of any of these covenants could result in a default under the applicable loan facility, which could cause all of the outstanding indebtedness under such facility to become immediately due and payable by us and/or enable the lender to terminate all commitments to extend further credit. In addition, if we were unable to repay the outstanding indebtedness upon a default, the lender could proceed against the assets pledged as collateral to secure that indebtedness.

Our indebtedness may adversely affect our business, results of operations and financial condition.

Our substantial indebtedness could adversely affect our business, results of operations and financial condition by, among other things:

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	limiting our ability to borrow additional amounts to fund debt service requirements, working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of operations data for the three months ended March 31, 2016 and 2015 and the consolidated balance sheet data as of March 31, 2016 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of a normal recurring nature, that are necessary for a fair presentation of such consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2016 are not necessarily indicative of results to be expected for the full year or any other period. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$176,110	$95,589	$585,852	$320,747	$215,054

Cost of sales	159,866	90,884	528,247	289,528	200,182
Startup and transition costs	3,306	4,154	15,860	16,567	6,607

Total cost of goods sold	163,172	95,038	544,107	306,095	206,789

Gross profit	12,938	551	41,745	14,652	8,265
General and administrative expenses	4,749	3,208	14,126	9,175	7,566

Income (loss) from operations	8,189	(2,657)	27,619	5,477	699

Other income (expense):
Interest income	21	59	161	186	155
Interest expense	(3,912)	(3,551)	(14,565)	(7,236)	(3,474)
Loss on extinguishment of debt	—	—	—	(2,946)	—
Realized gain (loss) on foreign currency remeasurement	(439)	163	(1,802)	(1,743)	(1,892)
Miscellaneous income	190	129	246	539	140

Total other expense	(4,140)	(3,200)	(15,960)	(11,200)	(5,071)

Income (loss) before income taxes	4,049	(5,857)	11,659	(5,723)	(4,372)
Income tax benefit (provision)	(2,303)	120	(3,977)	(925)	3,346

Net income (loss) before noncontrolling interest	1,746	(5,737)	7,682	(6,648)	(1,026)
Net loss attributable to noncontrolling interest(1)	—	—	—	—	2,305

Net income (loss)	1,746	(5,737)	7,682	(6,648)	1,279
Net income attributable to preferred shareholders(2)	2,437	2,356	9,423	13,930	14,149

Net loss attributable to common shareholders	$(691)	$(8,093)	$(1,741)	$(20,578)	$(12,870)

Weighted-average common shares outstanding, basic and diluted(3)	11,774	11,774	11,774	11,774	11,774

Net loss per common share, basic and diluted(3)	$(59)	$(687)	$(148)	$(1,748)	$(1,093)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)

Pro forma net loss per common share, basic and diluted (unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands, except per share data)
Other Financial Information:
Total billings(4)	$174,538	$117,090	$600,107	$362,749	$221,057
EBITDA(4)	$10,951	$36	$37,479	$8,768	$6,502
Adjusted EBITDA(4)	$11,390	$(127)	$39,281	$13,457	$8,430
Capital expenditures	$10,888	$10,605	$26,361	$18,924	$7,065
Total debt, net of debt issuance costs and discount	$131,163	$115,287	$129,346	$120,849	$36,562
Net debt(5)	$101,392	$98,070	$90,667	$87,547	$26,590
Other Operating Information:
Sets(6)	486	303	1,609	966	648
Estimated megawatts(7)	1,113	645	3,595	2,029	1,173
Total manufacturing line capacity(8)	32	30	32	30	16
Dedicated manufacturing lines(9)	38	29	34	29	16
Manufacturing lines in startup(10)	0	8	10	9	2
Manufacturing lines in transition(11)	3	4	11	8	2

(1)	We commenced operations in Turkey as a 75% owner in TPI Turkey in 2012 and in 2013, we became the sole owner of TPI Turkey with the acquisition of the remaining 25% interest.

(2)	Represents the annual accrual of dividends on our convertible and senior redeemable preferred shares, the accretion to redemption amounts on our convertible preferred shares and warrant fair value adjustments.

(3)	Since all the periods are net losses, the weighted-average common shares outstanding are the same under the basic and diluted per share calculations.

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information and the reconciliations of total billings, EBITDA and adjusted EBITDA to net sales, net income (loss) and net income (loss), respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

(5)	Represents the total principal amount of debt outstanding less unrestricted cash and cash equivalents. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information and the reconciliation of net debt to total debt, net of debt issuance costs and discount, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(6)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(7)	Estimated megawatts of energy capacity to be generated by wind blade sets sold in the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(8)	Number of manufacturing lines our facilities can accommodate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(9)	Number of manufacturing lines that are dedicated to our customers under long-term supply agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information. Dedicated manufacturing lines may be greater than total manufacturing line capacity in instances where we have signed new supply agreements for manufacturing facilities that are under construction or have not yet been built.

•	We recently extended our long-term supply agreements with GE Wind and entered into new or amended supply agreements with several other customers that increase the number of manufacturing lines dedicated to these customers as well as the aggregate minimum volume purchase commitments of our customers. We are in the process of establishing new manufacturing facilities in Turkey and Mexico and expanding certain of our existing manufacturing facilities to meet this demand. For the reasons described in the preceding bullet, we believe that over the first 12 to 24 months of operations of these new manufacturing facilities in Turkey and Mexico, these facilities are likely to generate operating losses during pre-production and production ramp-up periods, which are likely to have a negative overall effect on our consolidated net income (loss) and Adjusted EBITDA. However, over the longer term, and once these new manufacturing facilities and new manufacturing lines are operating at capacity, we expect this expansion in lines, facilities and purchase commitments to have a positive overall effect on our consolidated net income (loss) and Adjusted EBITDA in future periods.

•	Changing customer demands, including shifts to bigger wind turbines with larger wind blades, have driven some of our customers to require us to transition to new wind blade models one or two times during the term of a long-term supply agreement. Although we do receive transition payments to compensate us for the costs of the impact of reduced volumes during these transitions, these payments may not always fully cover the transition costs and lost margin. As a result, these transitions have and may continue to have a short-term, negative impact on our consolidated operating results and cash flows. However, our precision molding and assembly manufacturing business increases as we transition to larger wind blade models and larger wind blades generally have a higher average selling price, so that the transition to larger wind blades may increase our net sales over time. As we transition to new wind blade models, we also often extend our existing supply agreements.

•	As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and The NASDAQ Global Market, impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure controls and internal control over financial reporting and changes in corporate governance practices. We estimate that we will incur approximately $2.5 million to $3.0 million in expenses annually in response to these requirements.

COMPONENTS OF RESULTS OF OPERATIONS

Net Sales

Net sales reflect sales of our products, including wind blades, precision molding and assembly systems and transportation products, as well as transition revenue received. Several factors affect net sales in any period, including customer demand, wind blade model transitions, general economic conditions and weather conditions. We currently derive an immaterial amount of net sales from our transportation business. Under GAAP, we do not recognize revenue on our wind blade sales until the wind blades have been delivered to our customers. Under our long-term supply agreements with our customers, we invoice our customers for wind blades once the blades pass certain acceptance procedures and title passes to our customers. Our customers generally pay us for the wind blades between 15 to 65 days after receipt of the invoice based on negotiated payment terms. However, in many cases, our customers request that we store their wind blades until they are ready to assemble wind turbines at a particular wind farm project. We have no control over when our customers decide to ship wind blades from our storage sites, and in some cases, our customers have stored large numbers of their wind blades at our sites for six months or more. Even if the customer has paid us for the wind blades and title has passed to the customer, we do not recognize revenue for these wind blades until the wind blades are delivered. Instead, these transactions are recorded as deferred revenue in our consolidated financial statements.

Cost of Goods Sold

Cost of goods sold includes the costs associated with products invoiced during the period as well as unallocated manufacturing overhead costs associated with startup and transition costs. Cost of sales includes all costs incurred at our production facilities to make products saleable, such as raw materials, direct labor and indirect labor and facilities costs, including purchasing and receiving costs, plant management, inspection costs, product engineering and internal transfer costs. In addition, all depreciation associated with assets used to produce composite products and make them saleable is included in cost of sales. Direct labor costs consist of salaries, benefits and other personnel related costs for employees engaged in the manufacture of our products.

Startup costs represent the unallocated overhead related to both new manufacturing facilities as well as new lines in existing manufacturing facilities. Transition costs represent the unallocated overhead related to the transition of wind blade models at the request of our customers. The startup and transition costs are primarily fixed overhead costs incurred during the period production facilities are under-utilized while transitioning wind blade models and ramping up manufacturing, that are not allocated to products and are expensed as incurred. The cost of sales for the initial wind blades from a new model manufacturing line is generally higher than when the line is operating at optimal production volume levels due to inefficiencies during ramp-up related to labor hours per blade, cycle times per blade and raw material usage. Additionally, manufacturing overhead as a percentage of net sales is generally higher during the period in which a facility is ramping up to full production capacity due to underutilization of the facility. Manufacturing overhead at each of our facilities includes virtually all indirect costs (including share-based compensation costs) incurred at the plants, including engineering, finance, information technology, human resources and plant management.

General and Administrative Expenses

General and administrative expenses are primarily incurred at our corporate headquarters and our research facilities and include salaries, benefits and other personnel related costs for employees engaged in research and development, engineering, finance, information technology, human resources, marketing and executive management. Other costs include outside legal and accounting fees, risk management (insurance), global operational excellence, global supply chain, in-house legal, share-based compensation and certain other administrative and global resources costs.

For the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013, our research and development expenses (included in general and administrative expenses) totaled $0.3 million, $0.2 million, $0.9 million, $0.8 million and $0.6 million, respectively.

Other Income (Expense)

Other income (expense) consists primarily of interest expense on our credit facilities and the amortization of deferred financing costs and beneficial conversion features related to debt borrowings. Other income (expense) also includes realized gains and losses on foreign currency remeasurement, interest income and miscellaneous income and expense. During the year ended December 31, 2014, we incurred a $2.9 million loss on the extinguishment of our senior term loan. This loss included prepayment penalties, an end of term fee and the write off of the remaining debt issuance costs under our senior term loan.

Income Tax Benefit (Provision)

Income tax benefit (provision) consists of federal, state, provincial, local and foreign taxes based on income in jurisdictions in which we operate, including in the United States, China, Mexico and Turkey. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities vary according to the jurisdiction in which the income (loss) arises. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets.

Net Loss Attributable to Noncontrolling Interest

From the time we began operations in Turkey in March 2012 through December 2013, we had minority shareholders who owned 25% of TPI Turkey. We purchased that 25% ownership interest in December 2013 and now own 100% of TPI Turkey. Net loss attributable to noncontrolling interest reflects the portion of our overall net income or loss that is attributable to this noncontrolling interest through the date we acquired 100% of the Turkey operation. The remaining balance equates to the net income or loss.

Net Income Attributable to Preferred Shareholders

Net income attributable to preferred shareholders relates to the annual accrual of dividends on our convertible and senior redeemable preferred shares and the accretion to redemption amounts on our convertible preferred shares and warrant fair value adjustment. Effective upon the closing of this offering, our preferred shares will be converted into shares of our common stock and as a result, the accrual of dividends on our preferred shares will cease.

KEY METRICS USED BY MANAGEMENT TO MEASURE PERFORMANCE

In addition to measures of financial performance presented in our consolidated financial statements in accordance with GAAP, we use certain other financial measures and operating metrics to analyze the performance of our company. The “non-GAAP” financial measures consist of total billings, EBITDA, adjusted EBITDA and net debt, which help us evaluate growth trends, establish budgets, assess operational efficiencies, oversee our overall liquidity, and evaluate our overall financial performance. The key operating metrics consist of wind blade sets invoiced, estimated MWs of energy capacity for wind blades invoiced, total manufacturing line capacity, manufacturing lines dedicated to customers under long-term supply agreements, manufacturing lines in startup and manufacturing lines in transition, which help us evaluate our operational performance. We believe that these measures are useful to investors in evaluating our performance.

Key Financial Measures

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2016	2015	2015	2014	2013
Net sales	$176,110	$95,589	$585,852	$320,747	$215,054
Total billings(1)	$174,538	$117,090	$600,107	$362,749	$221,057
Net income (loss)	$1,746	$(5,737)	$7,682	$(6,648)	$1,279
EBITDA(1)	$10,951	$36	$37,479	$8,768	$6,502
Adjusted EBITDA(1)	$11,390	$(127)	$39,281	$13,457	$8,430
Capital expenditures	$10,888	$10,605	$26,361	$18,924	$7,065
Total debt, net of debt issuance costs and discount	$131,163	$115,287	$129,346	$120,849	$36,562
Net debt(2)	$101,392	$98,070	$90,667	$87,547	$26,590

Key Operating Metrics

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
Sets(3)	486	303	1,609	966	648
Estimated megawatts(4)	1,113	645	3,595	2,029	1,173
Total manufacturing line capacity(5)	32	30	32	30	16
Dedicated manufacturing lines(6)	38	29	34	29	16
Manufacturing lines in startup(7)	0	8	10	9	2
Manufacturing lines in transition(8)	3	4	11	8	2

(1)	See below for more information and a reconciliation of total billings, EBITDA and adjusted EBITDA to net sales, net income (loss) and net income (loss), respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

(2)	Represents the total principal amount of debt outstanding less unrestricted cash and cash equivalents. See below for more information and a reconciliation of net debt to total debt, net of debt issuance costs and discount, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(3)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide.

(4)	Estimated megawatts of energy capacity to be generated by wind blade sets sold in the period.

(5)	Number of manufacturing lines our facilities can accommodate.

(6)	Number of manufacturing lines that are dedicated to our customers under long-term supply agreements. Dedicated manufacturing lines may be greater than total manufacturing line capacity in instances where we have signed new supply agreements for manufacturing facilities that are under construction or have not yet been built.

(7)	Number of manufacturing lines in a startup phase during the period.

(8)	Number of manufacturing lines that were being transitioned to a new wind blade model during the period.

Net sales and total billings

We define total billings, a non-GAAP financial measure, as the total amounts we have invoiced our customers for products and services for which we are entitled to payment under the terms of our long-term supply agreements or other contractual agreements. We monitor total billings, and believe it is useful to present to investors as a supplement to our GAAP measures, because we believe it more directly correlates to sales activity and operations based on the timing of actual transactions with our customers, which facilitates comparison of our performance between periods and provides a more timely indication of trends in sales. Under GAAP, we do not recognize revenue on our wind blade sales until the wind blades have been delivered to our customers. Under our long-term supply agreements with our customers, we invoice our customers for wind blades once the blades pass certain acceptance procedures and title passes to our customers. Our customers generally pay us for the wind blades between 15 to 65 days after receipt of the invoice based on negotiated payment terms. However, in many cases, our customers request that we store their wind blades until they are ready to assemble wind turbines at a particular wind farm project. We have no control over when our customers decide to ship wind blades from our storage sites, and in some cases, our customers have stored large numbers of their wind blades on our sites for six months or more. Even if the customer has paid us for the wind blades and title has passed to the customer, we do not recognize revenue for these wind blades until the wind blades are delivered. Instead, these transactions are recorded as deferred revenue in our consolidated financial statements. However, we are contractually entitled to payment for those wind blades and, accordingly, invoice them when the blades are placed in storage.

Our use of total billings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Total billings includes wind blades that have not been delivered and for which we are responsible if damage occurs to them while we hold them; and

•	Other companies, including companies in our industry, may define total billings differently, which reduces its usefulness as a comparative measure.

EBITDA and Adjusted EBITDA

We define EBITDA, a non-GAAP financial measure, as net income or loss plus interest expense (net of interest income), income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus any share-based compensation expense, plus or minus any realized gains or losses from foreign currency remeasurement plus any loss on extinguishment of debt. Adjusted EBITDA is the primary metric used by our management and our board of directors to establish budgets and operational goals for managing our business and evaluating our performance. In addition, our Senior Financing Agreement contains minimum EBITDA (as defined in the agreement) covenants with which we must comply. We monitor adjusted EBITDA as a supplement to our GAAP measures, and believe it is useful to present to investors, because we believe that it facilitates evaluation of our period-to-period operating performance by eliminating items that are not operational in nature, allowing comparison of our recurring core business operating results over multiple periods unaffected by differences in capital structure, capital investment cycles and fixed asset base. In addition, we believe adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect capital expenditure requirements relating to the future need to augment or replace those assets;

•	adjusted EBITDA does not reflect the realized gains or losses from foreign currency remeasurement in our international operations;

•	adjusted EBITDA does not reflect share-based compensation expense on equity-based incentive awards to our officers, employees, directors and consultants;

•	adjusted EBITDA does not reflect losses on extinguishment of debt relating to prepayment penalties, termination fees and the write off of the remaining debt discount and debt issuance costs upon the repayment or refinancing of our debt; and

•	other companies, including companies in our industry, may calculate EBITDA and adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

In evaluating EBITDA and adjusted EBITDA, you should be aware that in the future, we will incur expenses similar to the adjustments in this presentation. Our presentations of EBITDA and adjusted EBITDA should not be construed as suggesting that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider EBITDA and adjusted EBITDA alongside other financial performance measures, including our net income (loss) and other GAAP measures.

Net debt

We define net debt as the total principal amount of debt outstanding less unrestricted cash and cash equivalents. The total principal amount of debt outstanding is comprised of the long-term debt and current maturities of long-term debt as presented in our consolidated balance sheets adjusting for any debt issuance costs and discount. We believe that the presentation of net debt provides useful information to investors because our management reviews net debt as part of our oversight of overall liquidity, financial flexibility and leverage. Net debt is important when we consider opening new plants and expanding existing plants, as well as for capital expenditure requirements.

The following table reconciles our non-GAAP key financial measures to the most directly comparable GAAP measures:

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in thousands)
Net sales	$176,110	$95,589	$585,852	$320,747	$215,054

Change in deferred revenue:
Blade-related deferred revenue at beginning of period(1)	(65,520)	(59,476)	(59,476)	(20,646)	(16,730)
Blade-related deferred revenue at end of period(1)	65,027	76,534	65,520	59,476	20,646
Foreign exchange impact(2)	(1,079)	4,443	8,211	3,172	2,087

Change in deferred revenue	(1,572)	21,501	14,255	42,002	6,003

Total billings	$174,538	$117,090	$600,107	$362,749	$221,057

Net income (loss)	$1,746	$(5,737)	$7,682	$(6,648)	$1,279
Adjustments:
Depreciation and amortization	3,011	2,401	11,416	7,441	5,250
Interest expense (net of interest income)	3,891	3,492	14,404	7,050	3,319
Income tax provision (benefit)	2,303	(120)	3,977	925	(3,346)

EBITDA	10,951	36	37,479	8,768	6,502
Realized loss (gain) on foreign currency remeasurement	439	(163)	1,802	1,743	1,892
Share-based compensation expense	—	—	—	—	36
Loss on extinguishment of debt	—	—	—	2,946	—

Adjusted EBITDA	$11,390	$(127)	$39,281	$13,457	$8,430

Total debt, net of debt issuance costs and discount	$131,163	$115,287	$129,346	$120,849	$36,562
Add debt issuance costs	3,808	3,995	4,220	4,256	1,425
Add discount on debt	2,263	5,350	3,018	6,034	358
Less cash and cash equivalents	(35,842)	(26,562)	(45,917)	(43,592)	(11,755)

Net debt	$101,392	$98,070	$90,667	$87,547	$26,590

(1)	Total billings is reconciled using the blade-related deferred revenue amounts at the beginning and the end of the period as follows:

	Three Months Ended March 31,		Year ended December 31,
	2016	2015	2015	2014	2013
	(in thousands)
Blade-related deferred revenue at beginning of period	$65,520	$59,476	$59,476	$20,646	$16,730
Non-blade related deferred revenue at beginning of period	—	—	—	757	1,512

Total current and noncurrent deferred revenue at beginning of period	$65,520	$59,476	$59,476	$21,403	$18,242

Blade-related deferred revenue at end of period	$65,027	$76,534	$65,520	$59,476	$20,646
Non-blade related deferred revenue at end of period	—	3,351	—	—	757

Total current and noncurrent deferred revenue at end of period	$65,027	$79,885	$65,520	$59,476	$21,403

(2)	Represents the effect of the difference the exchange rate used by our various foreign subsidiaries on the invoice date versus the exchange rate used at the period-end balance sheet date.

Key Operating Metrics

Key operating metrics consist of sets invoiced, estimated megawatts of energy capacity for wind blade sets invoiced, total manufacturing line capacity, dedicated manufacturing lines, manufacturing lines in startup and manufacturing lines in transition. Sets represents the number of wind blade sets, consisting of three wind blades each, that we invoiced worldwide during the period. We monitor sets and believe that presenting sets to investors is helpful because we believe that it is the most direct measurement of our manufacturing output during the period. Sets primarily impact net sales and total billings. Estimated megawatts are the energy capacity to be generated by wind blade sets sold in the period. Our estimate is based solely on name-plate capacity of the wind turbine on which our wind blades are expected to be installed. We monitor estimated megawatts and believe that presenting estimated megawatts to investors is helpful because we believe that it is a commonly followed measurement of energy capacity across our industry and provides an indication of our share of the overall wind blade market. Total manufacturing line capacity is the number of manufacturing lines our facilities can accommodate (but that may not yet have been installed). Dedicated manufacturing lines are the number of manufacturing lines that we have dedicated to our customers pursuant to our long-term supply agreements. We monitor total manufacturing line capacity and dedicated manufacturing lines and believe that presenting both of these metrics to investors is helpful because we believe that the number of dedicated manufacturing lines is the best indicator of demand for our wind blades from customers under our long-term supply agreements in any given period. Dedicated manufacturing lines primarily impacts our net sales and total billings. We also believe that total manufacturing line capacity together with dedicated manufacturing lines provide an understanding of additional capacity within an existing facility. Manufacturing lines in startup is the number of dedicated manufacturing lines that were in a startup phase during the pre-production and production ramp up period, pursuant to the opening of a new manufacturing facility, the expansion of an existing manufacturing facility or the addition of new manufacturing lines in an existing manufacturing facility. We monitor and present this metric because we believe it helps investors to better understand the impact of the startup phase of our new manufacturing facilities on our gross profit (loss) and net income (loss). Manufacturing lines in transition is the number of dedicated manufacturing lines that were being transitioned to a new wind blade model during the period. We monitor and present this metric because we believe it helps investors to better understand the impact of these transitions on our gross profit (loss) and net income (loss).

RESULTS OF OPERATIONS

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

The following table summarizes certain information relating to our operating results for the three months ended March 31, 2016 and 2015 that has been derived from our unaudited condensed consolidated financial statements.

	Three Months Ended March 31,
(in thousands)	2016	2015
Net sales	$176,110	$95,589

Cost of sales	159,866	90,884
Startup and transition costs	3,306	4,154

Total cost of goods sold	163,172	95,038

Gross profit	12,938	551
General and administrative expenses	4,749	3,208

Income (loss) from operations	8,189	(2,657)
Other expense	(4,140)	(3,200)

Income (loss) before income taxes	4,049	(5,857)
Income tax benefit (provision)	(2,303)	120

Net income (loss)	1,746	(5,737)
Net income attributable to preferred shareholders	2,437	2,356

Net loss attributable to common shareholders	$(691)	$(8,093)

The following table summarizes certain information relating to our operating results as a percentage of total net sales.

	Three Months Ended March 31,
	2016	2015
Net sales	100.0%	100.0%

Cost of sales	90.8%	95.1%
Startup and transition costs	1.9%	4.3%

Total cost of goods sold	92.7%	99.4%

Gross profit	7.3%	0.6%
General and administrative expenses	2.7%	3.4%

Income (loss) from operations	4.6%	-2.8%
Other expense	-2.3%	-3.3%

Income (loss) before income taxes	2.3%	-6.1%
Income tax benefit (provision)	-1.3%	0.1%

Net income (loss)	1.0%	-6.0%
Net income attributable to preferred shareholders	1.4%	2.5%

Net loss attributable to common shareholders	-0.4%	-8.5%

Net sales for the three months ended March 31, 2016 increased by $80.5 million or 84% to $176.1 million compared to $95.6 million in the same period in 2015. This was primarily driven by a 141% increase in the number of wind blades delivered in the three months ended March 31, 2016 compared to the same period in 2015. Net sales of wind blades were $164.7 million for the three months ended March 31, 2016 as compared to $78.6 million in the same period in 2015. These increases were primarily the result of additional wind blade volume in our plants in Mexico, China, Turkey and the U.S. Net sales from the manufacturing of precision molding and assembly systems during the three months ended March 31, 2016 decreased to $9.9 million from $17.0 million in the same period in 2015. This decrease was primarily the result of our customers not requiring precision molding and assembly systems from our China facility during the three months ended March 31, 2016. Total billings for the three months ended March 31, 2016 increased by $57.4 million or 49% to $174.5 million compared to $117.1 million in the same period in 2015. The impact of the strengthening of the U.S. dollar against the Euro at our Turkey operation on consolidated net sales and total billings for the three months ended March 31, 2016 was not significant compared to reductions of 4.2% and 4.4%, respectively, for the same period in 2015.

Total cost of goods sold for the three months ended March 31, 2016 was $163.2 million and included aggregate costs of $3.3 million related to startup costs in our new plants in Mexico and Turkey as well as the transition of wind blade models in our original plant in Mexico. This compares to total cost of goods sold for the three months ended March 31, 2015 of $95.0 million, including aggregate costs of $4.2 million related to the transition of wind blades in our U.S. plant and startup costs in Mexico and Dafeng, China. Cost of goods sold as a percentage of net sales of wind blades decreased by 9.9% in the three months ended March 31, 2016 as compared to the same period in 2015, driven by improved operating efficiency in China, Mexico and the U.S., which was partially offset by higher operating costs in our Turkey plant due to increased warranty costs. Cost of goods sold as a percentage of net sales from the manufacturing of precision molding and assembly systems increased by 6.5% during the three months ended March 31, 2016 as compared to the same period in 2015. The impact of the strengthening of the U.S. dollar against the Euro at our Turkey operation reduced consolidated cost of goods sold by 1.9% for three months ended March 31, 2016, compared to a 3.1% reduction for the same period in 2015.

General and administrative expenses for the three months ended March 31, 2016 totaled $4.7 million as compared to $3.2 million for the same period in 2015. As a percentage of net sales, general and administrative expenses were 2.7% for the three months ended March 31, 2016, down from 3.4% in the same period in 2015. The increased expenditures for general and administrative expenses were driven by the costs of enhancing our corporate support functions during this period of growth.

Other expense increased to $4.1 million for the three months ended March 31, 2016 from $3.2 million for the same period in 2015. This was driven by higher interest expense from additional borrowings under our credit facilities to fund our growth initiatives, most notably our expansions and ramp-ups in Dafeng, China, Mexico and Turkey.

Income tax provision increased to $2.3 million for the three months ended March 31, 2016 from a benefit of $0.1 million for the same period in 2015. The increase was primarily due to the operating results in China and Mexico.

Net income for the three months ended March 31, 2016 was $1.7 million, as compared to a net loss of $5.7 million in the same period in 2015. The increase was primarily due to the reasons set forth above.

Net income attributable to preferred shareholders was $2.4 million during both the three months ended March 31, 2016 and 2015.

Net loss attributable to common shareholders was $0.7 million during the three months ended March 31, 2016, versus a loss of $8.1 million in the same period in 2015. This was primarily due to the increase in net income (loss) discussed above.

molding and assembly systems during the year ended December 31, 2015 increased to $47.3 million from $25.8 million in the same period in 2014. This increase was a result of precision molding and assembly systems manufactured in the United States and Asia for use in our U.S., China and Mexico facilities. Total billings for the year ended December 31, 2015 increased by $237.3 million or 65% to $600.1 million compared to total billings of $362.8 million in the same period in 2014. The impact of the strengthening of the U.S. dollar against the Euro at our Turkey operation on consolidated net sales and total billings were reductions of 4.8% and 4.1%, respectively, for the year ended December 31, 2015, with no material impact in the same period in 2014.

Total cost of goods sold for the year ended December 31, 2015 was $544.1 million and included aggregate costs of $15.9 million related to startup costs in our Mexico and Dafeng, China plants as well as the transition of wind blade models across all of our plants. This compares to total cost of goods sold for the year ended December 31, 2014 of $306.1 million, including aggregate costs of $16.6 million related to the transition of wind blades in our U.S. plant and startup costs in Mexico, Turkey and Dafeng, China. Cost of goods sold as a percentage of net sales of wind blades decreased by 3% in the year ended December 31, 2015 as compared to the same period in 2014 driven by improved operating efficiency in Mexico and Turkey, which was partially offset by higher operating costs in our U.S. and China plants due to the transition to the production of larger wind blade models at our customer’s request. Cost of goods sold as a percentage of net sales from the manufacturing of precision molding and assembly systems decreased by 1% during the year ended December 31, 2015 as compared to the same period in 2014. Similar to the impact to net sales above, the impact of the strengthening of the U.S. dollar against the Euro reduced consolidated cost of goods sold at our Turkey operation by 4.7% for year ended December 31, 2015, compared to 1.8% in the same period in 2014.

General and administrative expenses for the year ended December 31, 2015 totaled $14.1 million as compared to $9.2 million for the same period in 2014. As a percentage of net sales, general and administrative expenses were 2.4% for the year ended December 31, 2015, down from 2.9% in the same period in 2014. The increased expenditures for general and administrative expenses were driven by the costs of enhancing our corporate support functions during this period of growth.

Other expense increased to $16.0 million for the year ended December 31, 2015 from $11.2 million for the same period in 2014. This was driven by higher interest expense from additional borrowings under our credit facilities to fund our growth initiatives, most notably our expansions and ramp-ups in Dafeng, China and Turkey. The increase also related to the amortization of the beneficial conversion feature on our Subordinated Convertible Promissory Notes during 2015.

Income tax provision increased to $4.0 million for the year ended December 31, 2015 from $0.9 million for the same period in 2014. The increase was primarily due to the operating results in China and Mexico.

Net income for the year ended December 31, 2015 was $7.7 million, as compared to a net loss of $6.6 million in the same period in 2014. The increase was primarily due to the reasons set forth above.

Net income attributable to preferred shareholders decreased to $9.4 million during the year ended December 31, 2015 from $13.9 million during the same period in 2014. This decrease was primarily due to the Series B, B-1 and C convertible preferred shares being fully accreted to their respective redemption amounts in 2014, partially offset by the normal period-over-period increase in the ongoing accrual of dividends.

Net loss attributable to common shareholders decreased to $1.7 million during the year ended December 31, 2015 from a loss of $20.6 million in the same period in 2014. This decrease was primarily due to the decrease in the net income attributable to preferred shareholders and net income (loss) discussed above.

Net sales for the year ended December 31, 2014 increased by $105.7 million or 49% to $320.8 million compared to $215.1 million in 2013. This was primarily a result of a 31% increase in the number of wind blades delivered in 2014 compared to 2013. Net sales of wind blades were $293.0 million for the year ended December 31, 2014 as compared to $195.2 million in 2013. These increases were primarily the result of additional wind blade volume in our plants in China, Mexico and Turkey. Net sales from the manufacturing of precision molding and assembly systems during the year ended December 31, 2014 increased to $25.8 million from $14.1 million in the same period in 2013. This increase was a result of precision molding and assembly systems manufactured in the United States and Asia for use in our Iowa, Dafeng, China, Mexico and Turkey facilities. Total billings for the year ended December 31, 2014 increased by $141.7 million or 64% to $362.8 million compared to total billings of $221.1 million in 2013. The impact of the strengthening of the U.S. dollar against the Euro in our Turkey facility on net sales and total billings did not have a material impact in the 2014 or 2013 period.

Total cost of goods sold in 2014 was $306.1 million and included aggregate costs of $16.6 million related to the transition of wind blade models in our Iowa, Mexico and Turkey plants and startup costs related to our manufacturing facilities in Turkey, Mexico and Dafeng, China for the manufacturing of wind blades. This compares to total cost of goods sold in 2013 of $206.8 million including the transition of wind blades in Taicang Port, China and startup costs in Mexico and Turkey of $6.6 million. Cost of goods sold as a percentage of net sales of wind blades decreased by less than 1% in the year ended December 31, 2014 as compared to the same period in 2013 driven by improved operating efficiency in Turkey and Taicang Port, China, which was offset by the transition to the production of larger wind blade models at our customer’s request as well as from the startup costs related to our new plants in Dafeng, China and Mexico and our plant expansion in Turkey. Cost of goods sold as a percentage of net sales from the manufacturing of precision molding and assembly systems increased by 3% during the year ended December 31, 2014 as compared to the 2013 period. The impact of the strengthening of the U.S. dollar against the Euro on cost of goods sold was a reduction of 1.8% for the year ended December 31, 2014 with no material impact in the 2013 period.

General and administrative expenses for the year ended December 31, 2014 totaled $9.2 million as compared to $7.6 million for the same period in 2013. As a percentage of net sales, general and administrative expenses were 2.9% in 2014, down from 3.5% in the same period in 2013. The increased general and administrative expenses in absolute dollars were driven by the costs of enhancing our corporate support functions during this period of growth.

Other expense increased to $11.2 million in 2014 from $5.1 million in 2013. This increase was largely the result of the refinancing of a significant portion of our debt in the third quarter of 2014, for which we incurred prepayment penalties and an end of term fee and wrote off the remaining debt issuance costs that had been capitalized in connection with the refinanced debt. These amounts aggregated to $2.9 million. In addition, we incurred higher interest expense from additional borrowings under our credit facilities to fund our growth initiatives, most notably our expansions and ramp-ups in Dafeng, China, Mexico and Turkey.

Income tax provision for the year ended December 31, 2014 was $0.9 million compared to an income tax benefit of $3.3 million for the same period in 2013. These amounts reflect substantial net operating losses, resulting in relatively low income tax provisions in the United States.

Net loss attributable to noncontrolling interest for the year ended December 31, 2013 was $2.3 million with no comparable amount in 2014 as we purchased the minority interest in our Turkey operation in December 2013.

Net loss for 2014 was $6.6 million, as compared to net income of $1.3 million in the comparable period of 2013. The decrease was primarily due to the reasons set forth above.

of a customer advance. The net cash flows used in financing activities of $7.2 million for the three months ended March 31, 2015 was primarily the result of the repayment of accounts receivable loans. Net cash flows used in financing activities for the year ended December 31, 2015 primarily reflects the net repayments of working capital loans and accounts receivable loans as well as payments related to the acquisition of noncontrolling interest of our Turkey operation in 2013 and additions to restricted cash. This was partially offset by additional net proceeds from term loans. The net cash flows from financing activities for the years ended December 31, 2014 and 2013 were primarily comprised of additional indebtedness provided by our senior lenders, accounts receivable financings, working capital loans and subordinated debt. During 2014, we also received $6.8 million from preferred stock offerings. The net cash provided by financing activities in the years ended December 31, 2014 and 2013 was primarily used for capital expenditures for the Dafeng, China, Mexico and Turkey facility startups and production ramp-ups, working capital and operating loss funding for Dafeng, China, Mexico and Turkey and the startup costs of manufacturing for a new customer in Turkey.

Description of Our Indebtedness

Senior Term Loan: We entered into a senior term loan in 2013 to fund working capital and our continued startup of manufacturing lines in Turkey and new startup of manufacturing lines in Mexico. In February 2014, we drew an additional $5.0 million under this facility. The loan bore interest at 11.25%. In connection with the credit facility described below, the senior term loan was repaid in full in August 2014.

Subordinated Convertible Promissory Notes: In February 2014, we entered into a note purchase agreement with two of our investors for the purchase of $5.0 million of subordinated convertible promissory notes. These notes bore interest at a rate of 12.0%, payable quarterly, starting April 1, 2014. We had the right to prepayment without the consent of the note holders. The note holders held conversion rights upon our future financing into new equity financing, convertible note financing or senior redeemable preferred stock. In connection with the new credit facility described below, these notes were paid in full in August 2014.

Senior Financing Agreement: In August 2014, we entered into an agreement to borrow up to $75.0 million through a credit facility, or the Credit Facility, in order to refinance existing indebtedness as well as to fund current operations and future growth opportunities. The initial amount drawn on the closing date was $50.0 million and an additional $5.0 million was drawn in December 2014. In December 2014, in connection with the additional $5.0 million draw on our Credit Facility, we amended the Credit Facility with the lender. In December 2015, we further amended the Credit Facility to increase the total available principal amount under the Credit Facility from $75.0 million to $100.0 million. The borrowing has an initial term of four years and matures in 2018, provides for various financial covenants and bears interest at the London Interbank Offered Rate, or LIBOR, with a 1.0% floor, plus 8.0%. The Credit Facility contains various affirmative and negative covenants that are customary for facilities of this type, including EBITDA (as defined in the Credit Facility) minimum covenants, a leverage ratio and a fixed-charge coverage ratio. The Credit Facility limits annual capital expenditures based on budgets submitted to and agreed to with the lender and there is also an annual excess cash flow sweep requirement. In connection with the December 2015 amendment, all financial covenants were revised and the measurement period changed from monthly to quarterly. Concurrent with the December 2015 amendment, we borrowed an additional $20.0 million under the Credit Facility to fund our future growth and expansion. As of both March 31, 2016 and December 31, 2015, the outstanding balance under the Credit Facility was $74.4 million. We cannot assure you that we will be able to maintain appropriate minimum EBITDA (as defined in the Credit Facility), leverage or fixed-charge coverage ratio requirements in the future.

The Credit Facility, as amended, requires us to make principal payments in the amount of 1.25% of the then outstanding principal loan balance each quarter and deferred any further principal payments until September 2016. If we prepay any of the outstanding principal loan balance prior to December 8, 2016, we are required to pay Highbridge a premium in an amount equal to the amount of interest that otherwise would have been payable from the date of prepayment until December 8, 2016 plus 3.0% of the amount of the principal loan balance that was prepaid. We are not required to pay such a premium if we prepay the outstanding principal loan balance

BUSINESS

Overview

We are the largest U.S.-based independent manufacturer of composite wind blades. We enable many of the industry’s leading wind turbine OEMs, who have historically relied on in-house production, to outsource the manufacturing of some of their wind blades through our global footprint of advanced manufacturing facilities strategically located to serve large and growing wind markets in a cost-effective manner. Given the importance of wind energy capture, turbine reliability and cost to power producers, the size, quality and performance of wind blades have become highly strategic to our OEM customers. As a result, we have become a key supplier to our OEM customers in the manufacture of wind blades and related precision molding and assembly systems. We have entered into long-term supply agreements pursuant to which we dedicate capacity at our facilities to our customers in exchange for their commitment to purchase minimum annual volumes of wind blade sets, which consist of three wind blades. As of March 31, 2016, our long-term supply agreements provide for estimated minimum aggregate volume commitments from our customers of $1.5 billion and encourage our customers to purchase additional volume up to, in the aggregate, an estimated total contract value of over $3.0 billion through the end of 2021. This collaborative dedicated supplier model provides us with contracted volumes that generate significant revenue visibility, drive capital efficiency and allow us to produce wind blades at a lower total delivered cost, while ensuring critical dedicated capacity for our customers.

Our OEM customers include GE Wind, Vestas, Gamesa and Nordex (which in April 2016 acquired Acciona). Prior to 2013, we had one OEM customer that, according to data from MAKE, represented approximately 10% of the global wind energy market based on MWs of energy capacity installed. Although we do not supply all of their wind blade volume, according to data from MAKE, our OEM customers collectively accounted for over 35% of the global onshore wind energy market and over 60% of that market excluding China over the three years ended December 31, 2015, based on MWs of energy capacity installed. Additionally, our customers represented 82% of the U.S. onshore wind turbine market over the three years ended December 31, 2015, based on MWs of energy capacity installed. The wind power generation industry is experiencing significant growth in countries belonging to the OECD, as well as in emerging growth markets. To meet this growth in demand reliably in a capital-efficient and cost-effective manner, many OEMs are shifting from manufacturing wind blades themselves to the outsourced manufacture of their wind blades. Our collaborative approach, advanced composite technology and global manufacturing footprint have allowed us to capitalize on this trend by replacing or augmenting the in-house capabilities of our customers and efficiently delivering wind blades when and where required. Our facilities in the United States, China, Mexico and Turkey create a geographically-diverse, global production platform to meet our customers’ needs in key large and growing wind markets. We intend to continue expanding in certain existing markets and in new locations that represent growth opportunities for the wind energy market and our customers. We believe our geographic and customer diversification, together with our long-term agreements, allow us to take advantage of growth trends and help to insulate us from potential short-term fluctuations or legislative changes in any one market.

Our wind blade and precision molding and assembly systems manufacturing businesses accounted for over 99%, over 99%, 99%, and 97% of our total net sales in the three months ended March 31, 2016 and in the years ended December 31, 2015, 2014 and 2013, respectively. We also leverage our advanced composite technology and history of innovation to supply high strength, lightweight and durable composite products to the transportation market. In the three months ended March 31, 2016 and 2015 and in the years ended December 31, 2015, 2014 and 2013, we generated, $176.1 million, $95.6 million, $585.9 million, $320.7 million and $215.1 million of net sales and $174.5 million, $117.1 million, $600.1 million, $362.7 million and $221.1 million of total billings, respectively. We generated net income of $1.7 million, a net loss of $5.7 million, net income of $7.7 million, a net loss of $6.6 million and net income of $1.3 million in the three months ended March 31, 2016 and 2015 and in the years ended December 31, 2015, 2014 and 2013, respectively. We also generated $11.0 million, $36,000, $37.5 million, $8.8 million and $6.5 million of EBITDA in the three months ended March 31, 2016 and 2015 and in the years ended December 31, 2015, 2014 and 2013, respectively. Adjusted

EBITDA in the three months ended March 31, 2016 and 2015 and in the years ended December 31, 2015, 2014 and 2013 was $11.4 million, a loss of $0.1 million, $39.3 million, $13.5 million and $8.4 million, respectively. For an explanation of the components of total billings, EBITDA and adjusted EBITDA, refer to the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used by Management to Measure Performance.”

We were founded in 1968 and have been providing composite wind blades for 15 years. Our knowledge and experience of composite materials and manufacturing originates with our predecessor company, Tillotson Pearson Inc., a leading manufacturer of high-performance sail and powerboats along with a wide range of composite structures used in other industrial applications. Following the separation from our boat building business in 2004, we reorganized in Delaware as LCSI Holding, Inc. We changed our corporate name to TPI Composites, Inc. in 2008. Today, we are headquartered in Scottsdale, Arizona, and we have expanded our global footprint to include domestic facilities in Newton, Iowa; Fall River, Massachusetts; Warren, Rhode Island; and Santa Teresa, New Mexico and international facilities in Dafeng, China; Taicang Port, China; Taicang City, China; Juarez, Mexico and Izmir, Turkey. Together, as of March 31, 2016, we have approximately 3.2 million square feet of manufacturing space and over 5,600 employees, including materials and process engineers, manufacturing process engineers, quality assurance personnel and production workers.

We divide our business operations into four geographic operating segments—the United States, Asia, Mexico and EMEA, as follows:

•	Our U.S. segment includes (1) the manufacturing of wind blades at our Newton, Iowa plant, (2) the manufacturing of precision molding and assembly systems used for the manufacture of wind blades in our Warren, Rhode Island facility, (3) the manufacturing of composite solutions for the transportation industry, which we also conduct in our Rhode Island and Massachusetts facilities and (4) our corporate headquarters, the costs of which are included in general and administrative expenses.

•	Our Asia segment includes (1) the manufacturing of wind blades in facilities in Taicang Port, China and two in Dafeng, China (including one that commenced operations in February 2015), (2) the manufacturing of precision molding and assembly systems in our Taicang City, China facility, (3) the manufacture of components in our second Taicang Port, China facility and (4) wind blade inspection and repair services.

•	Our Mexico segment manufactures wind blades from a facility in Juárez, Mexico that we opened in late 2013 and where we began production in January 2014. We have entered into a new lease agreement with a third party for a new manufacturing facility in Juárez, Mexico and we expect to commence operations at this new facility in the second half of 2016.

•	Our EMEA segment manufactures wind blades from a facility in Izmir, Turkey. We entered into a joint venture with ALKE Insaat Sanayive Ticaret A.S. (ALKE) in March 2012 to begin producing wind blades in Turkey and in December 2013 we became the sole owner of the Turkey operation with the acquisition of the remaining 25% interest owned primarily by ALKE. We have entered into a new lease agreement with a third party for a new manufacturing facility in Izmir, Turkey and we expect to commence operations at this new facility in the second half of 2016.

For additional information regarding our operating segments, see Note 20 to our consolidated financial statements.

Competitive Strengths

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Wind industry leader with cost-effective, global footprint. We are the largest U.S.-based independent manufacturer of composite wind blades and have developed a global footprint to serve the growing wind energy market worldwide. We currently have six advanced wind blade plants in strategic locations in the United States, China, Mexico and Turkey, with an additional plant in each of Mexico

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Recently Issued Accounting Pronouncements

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 required that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 was effective for the first interim period for fiscal years beginning after December 15, 2015. Consequently, during the three months ended March 31, 2016, the Company adopted ASU 2015-03 on a retrospective basis, which resulted in the reclassification of the noncurrent debt issuance cost asset on the December 31, 2015 consolidated balance sheet, which decreased total assets by $4.2 million and decreased total liabilities from $326.5 million to $322.3 million, to conform to the current presentation. The adoption of this guidance did not have a material impact on the financial condition, results of operations or disclosures of the Company. See Note 7, Long Term Debt, Net of Debt Issuance Costs and Discount.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, (Topic 606), which provides new recognition and disclosure requirements for revenue from contracts with customers that supersedes the existing revenue recognition guidance. The new recognition requirements focus on when the customer obtains control of the goods or services, rather than the current risks and rewards model of recognition. The core principle of the new standard is that an entity will recognize revenue when it transfers goods or services to its customers in an amount that reflects the consideration an entity expects to be entitled to for those goods or services. The new disclosure requirements will include information intended to communicate the nature, amount, timing and any uncertainty of revenue and cash flows from the applicable contracts, including any significant judgments and changes in judgments and assets recognized from the costs to obtain or fulfill a contract. Entities will generally be required to make more estimates and use more judgment under the new standard.

The new requirements are effective for the Company beginning January 1, 2018, and may be implemented either retrospectively for all periods presented, or as a cumulative-effect adjustment as of the date of adoption. Early adoption as of January 1, 2017 is permitted.

The Company expects to adopt Topic 606 as of January 1, 2017 with retrospective application to January 1, 2015. Based on the Company’s preliminary evaluation of the new standard, revenue recognition in accordance with Topic 606 differs from the current guidance provided by GAAP as outlined in the SEC’s Staff Accounting Bulletin 104, which requires the Company to defer recognition of revenue until the risk of loss has passed to the customer and delivery has been made or a fixed delivery schedule has been provided by the customer. Since the Company’s products have no alternative use to the Company due to contractual restrictions placed by each customer on the technical specifications and design of the products, the Company’s initial assessment is that revenue upon adoption of Topic 606 will likely be recognized before the product is delivered. Accordingly, revenue recognition under Topic 606 may no longer require the Company to record deferred revenue and inventory held for customer orders for products awaiting delivery to the customer. The Company expects to be able to quantify the impact of the adoption of Topic 606 on the results of operations and the amounts and disclosures included in the financial statements in the second quarter of 2016.

There have been no other recent accounting pronouncements or changes in accounting pronouncements during the current year that are of significance, or potential significance, to the Company.

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